Agricore United™

RECEIVED

2005 DEC 28 A 10: 29

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

05013518

SUPPL

December 22, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   - December 21, 2005 - (Press Release – Agricore United Fills Vacancy on Board of Directors)
   - December 22, 1005 – (Press Release – Agricore United Announces 2006 Investor Relations Calendar)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

PROCESSED

DEC 30 2005

THOMSON
FINANCIAL

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

Agricore United

AGRICORE UNITED ANNOUNCES 2006 INVESTOR RELATIONS CALENDAR

December 22, 2005 (Winnipeg) – Agricore United today announced its expected financial information release dates for 2006:

- 1st quarter ending January 31, 2006 – Thursday, March 9, 2006
- 2nd quarter ending April 30, 2006 – Thursday, June 8, 2006
- 3rd quarter ending July 31, 2006 – Thursday, September 7, 2006
- 4th quarter and year ending October 31, 2006 – Thursday, December 14, 2006.

In addition, Agricore United's Annual Shareholders' Meeting, including a simultaneous webcast, will be held at 9:00am CST, Wednesday, February 8th, 2006 at The Fairmont Hotel Winnipeg, Two Lombard Place, Winnipeg, Manitoba, Canada.

Updates to the Agricore United's Investor Relations calendar are available from the Investors section of the Company's website at www.agricoreunited.com.

Agricore United is one of Canada's leading agri-business with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect prairie-based agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU.LV".

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For more information, contact:

David Carefoot
Vice President, Corporate Finance and Investor Relations
(204) 944-5651
dcarefoot@agricoreunited.com

Agricore United

AGRICORE UNITED FILLS VACANCY ON BOARD OF DIRECTORS

December 21, 2005 (Winnipeg) – At its meeting on December 15, 2005, the Agricore United Board of Directors appointed Steven R. Mills to fill a vacancy created by the resignation of Paul Mulhollem. Shareholders will be asked to confirm his appointment at the annual general meeting in Winnipeg on February 8, 2006. Mr. Mills is Group Vice President and Controller of Archer Daniels Midland Company, a global agri-business and a principal shareholder in Agricore United. Mr. Mills holds a Bachelor of Science in Mathematics (Honours) degree from the Illinois College at Jacksonville, Illinois and is a certified public accountant. He also serves on the Board of Trustees of Illinois College, the Board of Directors of Kirby Hospital and the Board of Directors of Hickory Point Bank and Trust.

At the same meeting, the Agricore United Board of Directors formalized its relationship with the Company's Chief Executive Officer by confirming that Brian Hayward serves as an ex officio member of the Board of Directors. The Board of Directors also streamlined its own committee structure by confirming four principal standing committees: Audit, Compensation and Pension, Nominating and Governance, and Risk Review.

Agricore United is one of Canada's leading agri-business with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect prairie-based agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU.LV".

- 30 -

For more information, contact:

Tom Kirk
Corporate Secretary and Corporate Counsel
(204) 944-2214
tkirk@agricoreunited.com